Jones Day

1420 Peachtree Street, N.E. - Suite 800

Atlanta, GA 30309-3053

May 14, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re: Nutrien Ltd.

Form 40-F for Fiscal Year Ended December 31, 2019

Filed on February 28, 2020

File No. 001-38336

Nutrien Ltd. (the “Company”) is in receipt of the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter from John Coleman and Craig Arakawa, dated April 30, 2020 (the “Comment Letter”), relating to the above-referenced Form 40-F for the Fiscal Year Ended December 31, 2019 (the “Form 40-F”).

Below is the Company’s response to the Staff’s comments in the Comment Letter. The Staff’s comments are set forth followed by the Company’s responses.

Form 40-F for Fiscal Year Ended December 31, 2019

Exhibit 99.1

Mineral Projects, page 47

1. We note that you do not disclose mineral reserve estimates for your phosphate mines. Please provide these reserve estimates or tell us why disclosure of these amounts is not necessary.

Response to Comment 1

The Company is a Foreign Private Issuer as defined by Rule 405 under the U.S. Securities Act of 1933 (Securities Act) and Rule 3b-4 under the Securities Exchange Act of 1934 (the “Exchange Act”). In addition, the Company is a Canadian issuer eligible to register securities under the Securities Act and to register securities and report under the Exchange Act by use of documents prepared largely in accordance with Canadian requirements under the Multijurisdictional Disclosure System (“MJDS”). Accordingly, the MJDS rules permit the Company to provide mining disclosure that satisfies the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and other applicable Canadian securities laws.

Section 5.4 of Form 51-102F2 of the Canadian Securities Administrators establishes the applicable requirements regarding the disclosure of mineral reserve estimates in the Company’s annual information form (which is incorporated into the Form 40-F). This section requires mineral resource and mineral reserve estimate disclosure “for each project material to your company”. For the reasons set out below, the Company has determined that its phosphate mines are not material to the Company.

Under applicable Canadian securities laws, there is not a “bright line” test regarding, or a definition of what constitutes, a project material to a company. The Companion Policy (“43-101CP”) to NI 43-101 provides, at subsection (5) of its General Guidance, that materiality is generally assessed based on certain factors such the issuer’s disclosure record, its deployment of resources, and other indicators, and that factors such as the following may lead to a conclusion that a property is material:

(a)	the issuer’s disclosure record is focused on the property;

(b)	the issuer’s disclosure indicates or suggests the results are significant or important;

(c)	the cumulative and projected acquisition costs or proposed exploration expenditures are significant compared to the issuer’s other material properties; or

(d)	the issuer is raising significant money or devoting significant resources to the exploration and development of the property.

43-101CP also notes that “[i]n determining if a property is material, the issuer should consider how important or significant the property is to the issuer’s overall business and in comparison to its other properties.” The Company is of the view that none of the enumerated factors above are applicable to its phosphate mines and, when the Company more broadly considers how important or significant its phosphate mines are to its overall business and in comparison to its other properties, it considers that:

(a)	the Company’s revenues from its phosphate reserves in 2019 represented less than 7% of its consolidated revenues;

(b)

the Company’s phosphate segment had losses before finance costs and income taxes of $43 million in 2019 compared with the Company’s earnings before finance costs and income taxes of $1,862 million (being less than 3% when the absolute value of the segment’s losses are considered);

(c)

as at December 31, 2019, the net book value of the Company’s property, plant and equipment related to its phosphate segment is less than 8% of the net book value of all of its property, plant and equipment; and

(d)

the phosphate mines are mature assets that have been held by the Company (or its subsidiaries) for many years and have been producing phosphate for over 50 years. They are not exploration or development stage assets in respect of which the Company is raising significant money or devoting significant resources for exploration or development.

On the basis of the foregoing, under applicable Canadian rules it is not necessary for the Company to disclose mineral reserve estimates for its phosphate mines on the basis that such mineral reserves are quantitatively and qualitatively not material to the Company.

2. We note that you provide disclosure of the tonnages that can depleted from the mineral reserve estimates for the Allan, Cory, Lanigan, and Rocanville reserve estimates such that a current mineral reserve estimate corresponding to your fiscal year end may be determined. Please tell us why a similar depletable tonnage is not disclosed for the Vanscoy mineral reserve estimate.

Response to Comment 2

As noted above, the MJDS rules permit the Company to provide mining disclosure that satisfies the requirements of NI 43-101 and other applicable Canadian securities laws, including Form 51-102F2. The Company otherwise acknowledges the Staff’s comment and advises the Staff that the Company evaluates its potash reserves on an annual basis in connection with the preparation of its annual report on Form 40-F under NI 43-101 and Form 51-102F2.

As part of its annual review of potash reserves, the Company considers whether a new technical report is required under applicable Canadian disclosure requirements, including NI 43-101, as well as whether disclosure updates would provide material information to investors. Under NI 43-101, the Company is only required to file a new technical report if there have been material changes to the scientific and technical information relating to a material property of the Company since the date of the most recent technical report. Technical reports include estimates of mineral reserves and mineral resources prepared by a “Qualified Person”, as defined in and required by NI 43-101. Updated technical reports and updated reserve estimates are not required on an annual basis, including as part of an annual information form. Accordingly, depletable tonnage is not required to be disclosed for the Vanscoy mineral reserve estimate.

With respect to the Allan, Cory, Lanigan, and Rocanville reserve estimates, depletable tonnage is not required to be disclosed, but the Company included the referenced disclosure surrounding tonnes mined at those operations in 2019 for informational purposes. The Allan, Cory, Lanigan and Rocanville operations have all operated under common control for over 40 years and have NI 43-101 compliant technical reports and reserve estimates prepared by the same Qualified Person, which is a current employee of the Company. The Vanscoy operations were not under common control with the Allan, Cory, Lanigan and Rocanville operations until 2018, and the NI 43-101 compliant technical report and reserve estimates in respect of the Vanscoy operations were prepared by different Qualified Persons (including certain Qualified Persons that are external consultants as opposed to Company employees) and reflect the practices of those Qualified Persons. Please note that the annual information forms incorporated into the Form 40-Fs of the legacy owner of the Vanscoy operations (Agrium Inc. in 2015, 2016, 2017 and 2018) and by the Company (2019 and 2020) following the effective date of the Vanscoy reserve estimate include information regarding annual mining activity at the Vanscoy operations that allows for a reader to ascertain tonnes mined in a given year. We would also note that the Company expects, over the course of 2020, to be able to continue to align its internal practices with a view to having the same Qualified Person for all five of its potash operations.

The Company notes that due to the nature and volume of the potash resources and reserves at each of the Company’s potash operations, including continued operation by each for over 50 years and consistent reclassification of the large resource estimates into reserves at each operation, annual depletion is not considered material by the Company.

If you have any questions concerning the above response, please do not hesitate to contact the undersigned at 404-581-8967.

Sincerely,

/s/ Joel T. May
Joel T. May

cc:	Mr. Pedro Farah
Ms. Noralee Bradley
Mr. Robert A. Kirkpatrick
Mr. J.R. Laffin, Stikeman Elliott LLP

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